Volcano Kimchi LLC

Profit and Loss
January - October, 2022

	TOTAL
Income	
Discount Income	-1,753.00
Sales	176,957.19
Sales of Product Income	478.00
Services	2,738.25
Square Income	117,856.70
Uncategorized Income	11,746.30
Total Income	**$308,023.44**
Cost of Goods Sold	
Cost of Goods Sold	
Produce	19,625.42
Total Cost of Goods Sold	**19,625.42**
Cost of labor - COS	150.00
Other Costs - COS	100.00
Purchases - COS	979.91
Subcontractors - COS	450.00
Supplies	1,757.31
Supplies & Materials - COGS	7,642.97
Supplies/Jars	6,677.94
Total Cost of Goods Sold	**$37,383.55**
GROSS PROFIT	**$270,639.89**
Expenses	
Advertising	75.00
Charitable Contributions	206.00
Commissions & fees	4,780.17
Computer Services and Supplies	259.66
Consultants	2,280.00
Donation	884.00
Dues & Subscriptions	830.76
Farmers Market fees	6,924.98
Freight & Delivery	124.58
Fuel	1,837.64
gift	948.86
Grocery	6,996.81
Insurance	2,734.42
Interest Expense	1,724.89
Legal & Professional Fees	486.50
License Fee	4,550.00
Meals and Entertainment	869.61
Office Expenses	446.99
Parking & Tolls	725.09

Volcano Kimchi LLC

Profit and Loss
January - October, 2022

	TOTAL
Payroll	73,480.27
Product	884.43
Promotional	280.00
QuickBooks Payments Fees	462.85
Rent or Lease	53,901.46
Repair & Maintenance	1,076.34
Shipping and delivery expense	78.64
Square Fees	11,275.00
Staff meals	1,030.78
Subcontractors	8,137.97
Taxes & Licenses	946.86
Transportation	177.39
Travel	5,552.57
Travel Meals	438.49
Unapplied Cash Bill Payment Expense	20.00
Uncategorized Expense	290.94
Utilities	3,665.35
Vehicle Lease	4,094.90
Web Service	384.33
Worker's Compensation	1,200.25
Total Expenses	**$205,064.78**
NET OPERATING INCOME	**$65,575.11**
Other Expenses	
Miscellaneous	127.48
Penalties & Settlements	96.00
Total Other Expenses	**$223.48**
NET OTHER INCOME	**$ -223.48**
NET INCOME	**$65,351.63**

Volcano Kimchi LLC

Balance Sheet
As of October 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (XXXXXX -S12)	251,959.63
Cash on hand	-4,321.62
Citi 9055	20,039.21
Farmers Market Income	-1,738.57
Owner's Draws	1,000.00
PayPal Bank	-686.38
Square Clearing	152,798.81
TIERED SAVINGS (XXXXX 1-S5)	75.00
Total Bank Accounts	**$419,126.08**
Accounts Receivable	
Accounts Receivable	9,208.00
Total Accounts Receivable	**$9,208.00**
Other Current Assets	
Uncategorized Asset	-8,301.33
Undeposited Funds	17,874.80
Total Other Current Assets	**$9,573.47**
Total Current Assets	**$437,907.55**
TOTAL ASSETS	**$437,907.55**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,706.02
Total Accounts Payable	**$2,706.02**
Credit Cards	
American Express Credit Card	-36,582.71
American Express Open	18,723.53
Paypal Credit	12,643.40

Volcano Kimchi LLC

Balance Sheet
As of October 31, 2022

	TOTAL
Total Credit Cards	**$ -5,215.78**
Other Current Liabilities	
Gift Card Outstanding	-12.00
Loan - Ellen	14,289.71
Loan - Fundbox	-24.22
Loan - Peter	1,400.00
Loan Payable	1,155.89
Loan Payable - SBA	69,297.38
Loan-Paypal	-19,425.46
SBA PPP Loan	10,785.00
Square Sales Tax Payable	3.41
Total Other Current Liabilities	**$77,469.71**
Total Current Liabilities	**$74,959.95**
Total Liabilities	**$74,959.95**
Equity	
Opening Balance Equity	-1,846.88
Owner Investment	47,800.65
Retained Earnings	251,642.20
Net Income	65,351.63
Total Equity	**$362,947.60**
TOTAL LIABILITIES AND EQUITY	**$437,907.55**

Volcano Kimchi LLC

Statement of Cash Flows
January - October, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	65,351.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-5,920.00
Uncategorized Asset	10,472.00
American Express Credit Card	-25,266.18
American Express Open	5,890.78
Paypal Credit	10,720.30
Loan - Ellen	-15,000.00
Loan - Fundbox	-656.87
Loan Payable	-4,844.11
Loan Payable - SBA	69,990.76
Loan-Paypal	-14,358.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**31,027.87**
Net cash provided by operating activities	**$96,379.50**
FINANCING ACTIVITIES	
Owner Investment	17,473.15
Net cash provided by financing activities	**$17,473.15**
NET CASH INCREASE FOR PERIOD	**$113,852.65**
Cash at beginning of period	323,148.23
CASH AT END OF PERIOD	**$437,000.88**